BRF S.A.

Publicly-held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

BOARD OF OFFICERS

-INTERNAL REGULATION-

Approved at the Board of Directors' Meeting held on May 27th, 2021

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BOARD OF OFFICERS

-INTERNAL REGULATION-

1.	Objective

1.1.          Objective. This Regulation (“Regulation”) aims to regulate the functioning of the Board of Officers (“Board of Officers”) of BRF S.A. (“BRF” or “Company”).

1.2.          This Regulation shall be read together, interpreted and applied in accordance with the provisions of the Company's Bylaws ("BRF’s Bylaws"), and the provisions of the latter shall prevail, in the event of any contradiction with those provided for in this Regulation. Additionally, it must be interpreted in accordance with the Company's Code of Ethics and Conduct (“Transparency Manual”), of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), of the Novo Mercado Listing Regulation of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado Listing Regulation”), the recommendations of the Brazilian Institute of Corporate Governance - IBGC and the legislation in force.

2.	Composition and mandate

2.1.          Composition. According to BRF’s Bylaws, the Board of Officers is composed by, at least, two (2) and, up to, fifteen (15) members (“Executive Officers”), elected and removed at any time by the Board of Directors, being 1 (one) Global Chief Executive Officer and 1 (one) Chief Financial and Investor Relations Officer and the other Vice President Officers with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer.

2.1.1.	The positions of Chairman of the Board of Directors and Global Chief Executive Officer may not be occupied by the same individual, except in the event of vacancy of the position of Global Chief Executive Officer, in this case, the Company shall: (i) disclose the cumulation of positions as a result of the vacancy until the following business day of its occurrence; (ii) disclose, within the period of sixty (60) days, counted from the vacancy, the measures taken to cease the cumulation of the positions; and (iii) cease the cumulation within one (1) year.

2.1.2.	The appointment of the Board of Officers shall be made by the Board of Directors, being able to choose among the candidates pre-selected by the Global Chief Executive Office, with the assistance of the People, Governance, Organization and Culture Committee, subject to the requirements set forth in the Nominating Policy, if any. To this effect, the Global Chief Executive Officer shall send a copy of the nominated candidate's curriculum vitae to the Board of Directors, together with the terms of his hiring and all other information necessary to prove the qualification set out in the Item 2.1.3 below. If the Board of Directors does not approve the nominations presented, new names must be appointed by the Global Chief Executive Officer, until they are approved by the Board of Directors.
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2.1.3.	The Board of Officers shall be comprised exclusively by professionals who: (i) have proven academic and practical training, compatible with the functions for which they are being appointed, (ii) have knowledge of the best corporate governance practices; and (iii) are full-bodied people with an unblemished reputation, whose conduct and professional trajectory are in line with the essence, principles and commitments of the Company, as well as the provisions set out in the Transparency Manual.

2.2.          Mandate. The term of office of the Board of Officers is 2 (two) years, reelection permitted, extending until the investiture of the respective successors, and the Board of Officers shall exercise their positions on a full-time basis.

2.3.          Investiture. The investiture in the positions shall be made by a term drawn up in the proper book, signed by the invested Executive Officer, who must contemplate his / her submission to the arbitration clause referred to in BRF's Bylaws and his consent to the Novo Mercado Listing Regulation, without any guarantee of management and conditioned to the subscription of the Transparency Manual and compliance with this Regulation of the Board of Officers, as well as the statement referred to in CVM Instruction 358/02, as amended and declaration of disengagement, under the terms of article 147 of the Brazilian Corporate Law and article 2 of CVM Instruction 367/02, as amended.

3.	Competencies of the Board of Officers

3.1.          The Board of Officers is responsible for the attributions established by law and for the implementation of the determinations of the Board of Directors and the General Shareholders´ Meeting, in compliance with the applicable legislation and BRF’s Bylaws.

3.2.          The Board of Officers has all the powers to perform the necessary acts to achieve the Company's corporate purpose and to manage the Company's business, in compliance with the risk limits and guidelines approved by the Board of Directors, legal and statutory provisions, as well as the resolutions taken by the General Meeting and by the Board of Directors.

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3.3.          Specific Competences. Without prejudice to those established by the applicable legislation, the specific powers of the Board of Officers are described in BRF's Bylaws.

4.	Duties of Board of Officer

4.1.          It is the Board of Officer's duty, in addition to those provided for by the Brazilian Corporation Law and those imposed on them by the applicable regulations and BRF’sBylaws:

(i)	to attend meetings previously prepared, having examined the documents made available, and to participate actively and diligently in them;

(ii)	maintain secrecy about any and all confidential information to which you have access due to the exercise of your position, under penalty of being responsible for the act that contributes to its improper disclosure;

(iii)	to abstain from intervening, alone or in conjunction with third parties, in any business with the Company, its subsidiaries and affiliates, controllers, and also between the Company and its subsidiaries and affiliates, as well as other companies that, with any of these individual, whether in the same legal or de facto group, except with prior and specific approval of the Board;

(iv)	declare, prior to the resolution, that, for any reason, he/she has personal interests or interests conflicting with those of the Company as to a certain matter submitted to its appreciation, abstaining from discussing and voting on it;

(v)	in case of trading with the Company's securities, observe the Policy for Disclosure of Relevant Acts or Facts and Securities Trading; and

(vi)	ensure the application of best corporate governance practices.

4.2.          The Global Chief Executive Officer may raise the conflict of interest of other Executive Officer of the Company. If the respective Executive Director understands that there is no conflict of interest, he can submit the matter to the Board of Directors, which will decide on the subject. Any conflicts of interest involving the Global Chief Executive Officer shall be evaluated by the Board of Directors.

5.	Representation of the Company

5.1.          The representation of the Company and the performance of the acts necessary for its regular operation shall be the responsibility of the members of the Board of Officers.

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5.2.          As a general rule, the active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, shall be the responsibility of: (a) any 2 (two) members of the Board of Officers acting jointly; (b) any member of the Board of Officers, jointly with an attorney-in-fact with specific powers; or (c) two attorneys-in-fact with specific powers, always acting jointly, observing the rules and limits established by the BRF’s Bylaws and applicable policies and internal rules.

5.3.          The Company may be represented, in isolation, by any of the Executive Officers or an attorney with special powers, in the following cases: (i) representation of the Company in General Shareholders' Meetings and the partners´ meetings of companies in which the Company participates; (ii) representation of the Company in court; or (iii) practice of acts of simple administrative routine, including before public bodies, mixed-capital companies, boards of trade, Labor Justice, INSS, FGTS and the collecting banks, and others of the same nature.

5.4.          Prior Authorization. The acts, for which BRF’sBylaws require previous authorization of the Board of Directors, can only be performed once this condition is fulfilled.

5.5.          Attorney appointment. In appointing attorneys, the following rules shall be noticed:

(i)	all powers of attorney shall be granted by 2 (two) members of the Board of Officers; and

(ii)	the powers of attorney must specify the extent of the powers granted, as well as the term of the mandate, except in the case of an ad judicia mandate, which may have an indefinite term.

6.	Impediment and Vacancy

6.1.          Absence or prevention. In the event of temporary absences or impediments, the members of the Board of Officers shall replace each other, as indicated by the Global Chief Executive Officer.

6.2.          Vacancy. In the event of vacancy in the position of the Board of Officers, the Board of Directors, within 30 (thirty) days from the vacancy date, (i) will designate who shall (a) fill the vacancy, whose term of office will have a coincident term with that of the other members of the Board of Officers; or (b) cumulate the respective function; or (ii) resolve on the non-filling, temporarily or permanently, of the position left vacant, provided that this position is not the position of Global Chief Executive Officer, Financial and Investor Relations Director.

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7.	Meetings

7.1.          Meetings. The Board of Officers will hold meetings at least monthly and whenever necessary and the minimum quorum of installation is 2/3 (two thirds) of its members.

7.2.          Participation. If necessary, it is admitted the holding of meetings or the participation of the members of the Board of Officers, at the meetings of such board, by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and authenticity of their vote. Likewise, members of the Board of Officers who express their vote through the delegation made in favor of another member of the respective body, in advance, by written vote, shall be considered present. In these cases, the member of the Board of Officers shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated into the minutes of the referred meeting.

7.3.          External Participants. The Global Chief Executive Officer, on his own initiative or at the request of any Executive Officer, may invite or call any member of the other management bodies of the Company and/or employees to attend the meetings and provide clarifications or information on the matters under consideration, whenever there is no legal impediment to do so. In the same manner, specialists shall be invited or summoned to discuss topics during the meetings of the Board of Officers, as necessary.

8.	Organization of Works

8.1.          Board: The meetings shall be chaired by the Global Chief Executive Officer or, in his absence, by another individual appointed by the Global Chief Executive Officer.

8.2.          Secretary of the Board of Officers. The Board of Officers shall also elect one or more individual responsible for the Board of Officers Secretary (“Board Secretary”), which shall primarily be responsible for:

(i)	control the formal documentation of the Company's management;

(ii)	organize the agenda of matters to be dealt with at the meetings, based on requests from the Officers or other areas of the Company, and send them to the Chairman for distribution;

(iii)	distribute the necessary information for the resolutions on the agenda;
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(iv)	secretary of the meetings, prepare and draw up the respective minutes and other documents in the proper book, and collect the signatures of all Board of Directors and any guests who participate in it; and

(v)	file the minutes at the Company's headquarters, arrange for their registration with the competent bodies and publication under the legal terms, as applicable, and monitor and coordinate the submission to the applicable regulatory entities.

8.3.          Agenda: The agenda and the necessary documentation for the review of the matters provided therein shall be delivered to each Executive Officer at least 1 (one) business day before the date of the meeting. In the event of an extraordinary meeting, in view of the urgency of the call, it shall be at the discretion of the Global Chief Executive Officer to define the minimum term, within which the agenda and documentation must be forwarded.

8.4.          Opening. Once the installation quorum is verified, the works will obey the following order: (i) opening of the session; (ii) rendering of initial clarifications by the Global Chief Executive Officer; (iii) succinct reading for discussion of the agenda to be submitted to the vote; (iv) presentation, discussion, submission of proposals and voting on the items on the agenda, in the order proposed by the Global Chief Executive Officer; (v) presentation of proposals, opinions and communication from the Executive Officers.

8.5.          Resolutions. The resolutions shall be taken by the majority of votes present. In the event of a tie, the Global Chief Executive Officer, or his substitute, shall have the casting vote.

8.5.1.	Sessions shall be suspended or closed, when circumstances so require, at the request of any Board of Director and with the approval of the Board of Officers. In the event of suspension of the meeting, the Global Chief Executive Officer shall set the date, time and place for its continuation, waiving the need for a new summons.

8.5.2.	Registration. The facts and the resolutions shall be recorded in the minutes, which shall record the decisions taken, abstaining from votes due toconflicts of interest, responsibilities and deadlines, and must be recorded in the Board Meeting Book of Minutes and signed.

8.5.3.	Conflict of Interest. No member of the Board of Officers may have access to information, participate in the resolutions and discussions of the Board of Officers or of any management bodies, exercise the vote or, in any form, intervene in matters in which it is, directly or indirectly, in a situation of conflict with the Company's interests, under the terms of this Regulation and the applicable legislation.
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9.	Specialized Committees

9.1.          The Board of Officers, for better performance of its functions, may create committees or working groups with defined objectives, whether permanent or not.

9.2.          The committees may be composed of the members of the Board of Officers and other executives or employees of the Company and must study the matters within their competence and present the proposals, as the case may be, to the Board of Officers. Decisions that, either pursuant to BRF’s Bylaws or according to this Regulation, depend on the approval of the Board of Officers, must be taken at a meeting of the Board of Officers.

10.	Final Provisions

10.1.       Any omissions in this Regulation and questions regarding the interpretation of its provisions shall be subject to analysis and decision by the Board of Directors.

10.2.       This Regulation may be changed at any time by resolution of the Board of Directors.

10.3.       This Regulation became effective on the date of its approval and/or amendment, as the case may be, by the Board of Directors and is filed at the Company's headquarters.

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